UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HPEV, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

404273104
(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, NY 11563
(516) 887-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404273104	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Timothy J. Hassett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,334,000*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,334,000*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.49%*
14	TYPE OF REPORTING PERSON IN

* The reporting person was granted a proxy in connection with the shares underlying options granted to Mr. Theodore Banzhaf as explained herein.

CUSIP No. 404273104	Page 3 of 5

This Amendment No.  2 to the Schedule 13D filed with the Securities and Exchange Commission on February 13, 2013 (“Schedule 13D”) on behalf of the Reporting Person relating to the common stock of HPEV, Inc. a Nevada corporation (the “Issuer”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, to amend and supplement certain information set forth below in the items indicated. Unless otherwise stated herein, capitalized terms used in this Amendment No.  2 have the same meaning as those set forth in the Schedule 13D.   This Amendment No. 2 is being filed to correct a typographical error in number 9, sole dispositive power.  Except as amended and supplemented by this Amendment No. 2, the Schedule 13D is not amended or supplemented in any respect.

Item 5.	Interest in Securities of the Issuer.

(a)
Based upon the information contained in the Company’s First Amended Quarterly Report on Form 10-Q/A, filed with the SEC on January 16, 2013, 47,646,441 Shares were issued and outstanding as of that date. The Reporting Person is deemed to beneficially own 8,334,000 Shares, or approximately 17.49% of the Shares deemed outstanding as of that date.

On February 19, 2013, Mr. Theodore Banzhaf, the president of the Issuer, granted a proxy to the Reporting Person with respect to all his voting rights for any shares of the Issuer which Mr. Banzhaf may own (either directly or indirectly) and the shares of the Issuer underlying the five options to purchase one million shares each at certain stock price milestones. Mr. Banzhaf does not currently own any Shares. Mr. Banzhaf has the right to purchase, on a cashless exercise basis (the "Options"), (i) one million shares of common stock of the Issuer when the price of the common stock is $2.00 for 20 consecutive trading days, (ii) one million shares when the price is $3.00 for 20 consecutive trading days, (iii) one million shares when the price is $4.00 for 20 consecutive trading days, (iv) one million shares when the price is $4.50 for 20 consecutive trading days, and (v) one million shares when the price is $5.00 for 20 consecutive trading days.

Accordingly, if Mr. Banzhaf is issued any shares of common stock of the Issuer or upon any exercise by Mr. Banzhaf of such options, the Reporting Person shall have the right to vote the shares of common stock of the Issuer held by Mr. Banzhaf. If Mr. Banzhaf is in a position to exercise the Options and own five million Shares, the Reporting Person would have the right to vote 13,334,000 Shares, or 25.33% of the Shares deemed outstanding (assuming 8,334,000 shares issued and outstanding plus the 5,000,000 issued upon option exercise).

CUSIP No. 404273104	Page 4 of 5

(b)	If the Options are exercised by Mr. Banzhaf, then the Reporting Person would have the sole power to vote 13,334,000 Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 19, 2013, Mr. Theodore Banzhaf, the president of the Issuer, granted a proxy to the Reporting Person with respect to all his voting rights for any shares of the Issuer which Mr. Banzhaf may own (either directly or indirectly) and the shares of the Issuer underlying the Options.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.2	Letter agreement granting a proxy to Timothy J. Hassett from Theodore Banzhaf

CUSIP No. 404273104	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2013	By:	/s/ Timothy J. Hassett
Timothy J. Hassett

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).